June 29, 2016	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Coy Garrison

Re:	Lightstone Value Plus Real Estate Investment Trust III, Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment to Form S-11
Filed June 24, 2016

File No. 333-195292

Dear Mr. Garrison:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company”), we are submitting this letter to supplement the conversation we had with your office on June 29, 2016, concerning Pre-Effective Amendment No. 1 (the “Amendment”) to Post-Effective Amendment to Form S-11 (File No. 333-195292) (the “POSAM”) filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on June 24, 2016.

Please find attached as Exhibit A a marked copy of the changed pages to the Amendment, filed as Pre-Effective Amendment No. 2 to the POSAM with the Commission on June 29, 2016. The changes include the following:

1.	The addition of a header to the NAV calculation table on page 82;
2.	A clarification on page 82 of the terms of the special limited partner’s subordinated participation interests;
3.	A statement on page 82 that the NAV calculation approved by the board of directors of the Company included the subordinated participation interests;
4.	A clarification in the table on page 84 that the NAV was adjusted after giving effect to the special limited partner’s subordinated participation interests; and
5.	The addition of a line in the table on page 84 for the calculation of NAV without giving effect to the special limited partner’s subordinated participation interests.

We believe the additional disclosures provided are responsive to your comments. The Company requests that the Commission accelerate effectiveness of Pre-Effective Amendment No. 2 to the POSAM to 10:00 a.m. Eastern Time on June 30, 2016, or as soon thereafter as practicable. If you have any questions in connection with the responses to your comments, please feel free to contact me by phone at (212) 969-3445 or by email at PFass@proskauer.com.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass

EXHIBIT A

As filed with the Securities and Exchange Commission on June 29, 2016

Registration No. 333-195292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2 TO
POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM S-11

FOR REGISTRATION
UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST III, INC.

(Exact Name of Registrant As Specified in Its Governing Instruments)

1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

David Lichtenstein
c/o The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name and Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

With Copies to:

Peter M. Fass, Esq. **James P. Gerkis, Esq.** **Proskauer Rose LLP** **Eleven Times Square** **New York, New York 10036** **Tel: (212) 969-3000** **Fax: (212) 969-2900**	**Joseph E. Teichman, Esq.** **c/o The Lightstone Group** **1985 Cedar Bridge Ave., Suite 1** **Lakewood, New Jersey 08701** **Tel: (732) 987-8678** **Fax: (732) 612-1444**	**Martin A. Hewitt, Esq.** **Attorney at Law** **11 Quaker Drive** **East Brunswick, NJ 08816-3238** **Tel: (646) 801-0669**

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒

This Post-Effective Amendment No. 3 consists of the following:

- The Registrant's final form of Prospectus dated June , 2016.
- Part II, included herewith.
- Signatures, included herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

from the sale of approximately 5.9 million Common Shares in our initial public offering, which is significantly less than the maximum offering amount used in the below table.

HYPOTHETICAL CALCULATION OF NAV
(these calculations do not represent the NAV of the company)

	Change in Asset Value		
	20% Decrease	No Change	20% Increase
Estimated NAV prior to purchase of subordinated participation interests	$211,200,000	$264,000,000	$316,800,000
Common Shares outstanding	30,000,000	30,000,000	30,000,000
Estimated NAV per Common Share	$ 7.04	$ 8.80	$ 10.56
Amount of subordinated participation interests purchased by special limited partner	$ 36,000,000	$ 36,000,000	$ 0
Estimated NAV per Common Share after purchase of subordinated participation interests	$ 8.24	$ 10.00	$ 10.56

The special limited partner has committed to purchase up to $36.0 million of subordinated participation interests with the intention of maintaining an estimated per share NAV of $10.00 or greater. As reflected in the above table, the special limited partner will have no obligation to purchase subordinated participation interests in a given quarter if the estimated per share NAV for that quarter is equal to or greater than $10.00. Moreover, there is no assurance that estimated per share NAV will be $10.00 or greater, even after taking the special limited partner's purchase of subordinated participation interests into account. In the calculation of our estimated NAV, the special limited partner's subordinated participation interests will not be allocated any value until our estimated NAV exceeds the aggregate amount of gross proceeds received from investors plus a cumulative, pre-tax non-compounded annual return of 6.0%. If our estimated NAV exceeds the aggregate amount of gross proceeds received from investors plus a cumulative, pre-tax non-compounded annual return of 6.0%, then the value of any subordinated participation interests held by our special limited partner will be subtracted from the value of our net assets when our board of directors estimates the NAV. The value of the subordinated participation interests could be substantial, which could result in a significant decrease in our per share NAV.

Estimated NAV and NAV per Share

On May 13, 2016, our board of directors approved our estimated NAV of approximately $54.7 million and resulting estimated NAV per share of $9.50, both as of March 31, 2016 and both after the special limited partner's purchase of subordinated participation interests. In the calculation of our estimated NAV, the special limited partner's subordinated participation interests were not allocated any value because the estimated NAV per share did not exceed the aggregate $10.00 offering price per share plus a cumulative, pre-tax non-compounded annual return of 6.0%. If our estimated NAV exceeds the aggregate amount received from investors plus a cumulative, pre-tax compounded annual return of 6.0%, the value of any subordinated participation interests held by our special limited partner will be subtracted from the value of our net assets when our board of directors estimates the NAV. The value of the subordinated participation interests could be substantial, which could result in a significant decrease in our per share NAV. Through March 31, 2016, the special limited partner made cash purchases of subordinated participation interests totaling $4.6 million. On June 28, 2016 the special limited partner made an additional cash purchase of subordinated participation interests of $6.5 million, increasing the aggregate cash purchases of subordinated participation interests to $11.1 million.

Process and Methodology

Our advisor, along with any necessary material assistance or confirmation of a third-party valuation expert or service, is responsible for calculating our NAV, which we currently expect will be done on a quarterly basis for as long as the special limited partner's obligation to purchase subordinated participation interests continues and thereafter, will be done on at least an annual basis unless and until our Common Shares are approved for listing on a national securities exchange. Our board of directors will review and approve each estimate of NAV.

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The table below sets forth the calculation of our estimated NAV and resulting estimated NAV per share as of March 31, 2016 compared to December 31, 2015.

	As of March 31, 2016		As of December 31, 2015	
	Value	Per Share	Value	Per Share
Net Assets:				
Real Estate Properties	**$ 56,775,149**	**$ 9.87**	**$32,900,000**	**$ 8.21**
Non-Real Estate Assets:				
Cash and cash equivalents	9,337,080		6,747,401	
Other assets	1,093,011		1,194,309	
Total non-real estate assets	**10,430,091**	**1.81**	**7,941,710**	**1.98**
Total Assets	**67,205,240**	**11.68**	**40,841,710**	**10.19**
Liabilities:				
Revolving promissory notes payable – related party	(10,055,281)		(2,055,281)	
Due to related parties	(246,998)		(1,159,314)	
Other liabilities	(2,235,550)		(1,473,415)	
Total liabilities	**(12,537,829)**	**(2.18)**	**(4,688,010)**	**(1.17)**
Adjusted NAV after giving effect to Special Limited Partner's Purchase of Subordinated Participation Interests	**54,667,411**	**$ 9.50**	**36,153,700**	**$ 9.02**
Shares of Common Stock Outstanding	**5,751,430**		**4,009,657**	
Portion of NAV attributable to Cash Sale of Subordinated Participation Interests:	$ 4,642,870	$ 0.81	$ 700,000	$ 0.17
NAV without Special Limited Partner's Purchase of Subordinated Participation Interests	$ 50,024,541	$ 8.69	$35,453,700	$ 8.85

Use of Independent Valuation Firm:

As discussed above, our advisor is responsible for calculating our NAV. In connection with determining our NAV, our advisor may rely on the material assistance or confirmation of a third-party valuation expert or service. In this regard, M&S was selected by our board of directors to assist our advisor in the calculation of our estimated NAV and resulting estimated NAV per share as of December 31, 2015. M&S's services included appraising the M&S Appraised Properties and preparing the December 2015 NAV Report. M&S is engaged in the business of appraising commercial real estate properties and is not affiliated with us or the advisor. The compensation we paid to M&S was based on the scope of work and not on the appraised values of our real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. The M&S December 2015 Appraisal Reports were reviewed, approved, and signed by an individual with the professional designation of MAI licensed in the state where each real property is located. The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its reports, M&S did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.

M&S collected reasonably available material information that it deemed relevant in appraising these real estate properties. M&S relied in part on property-level information provided by the advisor, including (i) property historical and projected operating revenues and expenses; and (ii) information regarding recent or planned capital expenditures.

In conducting their investigation and analyses, M&S took into account customary and accepted financial and commercial procedures and considerations as they deemed relevant. Although M&S reviewed information supplied or otherwise made available by us or the advisor for reasonableness, they assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and did not independently verify any such information. M&S assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with M&S were reasonably prepared in good faith on bases reflecting the then best currently available estimates and judgments of our management, our board of directors, and/or the advisor. M&S relied

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in Lakewood, New Jersey, on the 29th day of June, 2016.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST III, INC.

By: /s/ David Lichtenstein
David Lichtenstein
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ David Lichtenstein David Lichtenstein	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	June 29, 2016
/s/ Donna Brandin Donna Brandin	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	June 29, 2016
* Edwin J. Glickman	Independent Director	June 29, 2016
* George R. Whittemore	Independent Director	June 29, 2016

* /s/ David Lichtenstein
David Lichtenstein
Attorney-in-Fact